

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

Via U.S. Mail
Yoseph Zekri
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

> **Re: ADB International Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 3, 2012**
> **File No. 000-54862**

Dear Mr. Zekri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your registration statement to provide page numbers.

2.   We note your reference to two memoranda of understanding in the paragraph under the subheading "Recent Developments" which is under the heading "Item 1. Description of Business." With your response to this comment letter, please provide us with a copy of each of the memoranda and tell us what consideration you have given to filing them as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

3.   We note your statement in note 1 to your unaudited financial statements that "[you] qualify as an "emerging growth company."" Please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, please consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4.   Please revise your registration statement to disclose that you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities or provide us with your analysis as to why you believe you are not a shell company. In this regard, we note that you appear to have no or nominal operations and nominal non-cash assets.

5.   We note your references to your products throughout your registration statement. For example under Item 1, you refer to "our water treatment desalination products" and in various locations throughout your registration statement you refer to "our products." Additionally, under the heading "Description of Water Treatment Technology Products" you describe various water purification technologies. However, it appears that currently you do not have any products. Please make revisions throughout your disclosure to clarify whether or not you have any products and to clarify your involvement in the development of each technology and product mentioned in your registration statement.

Item 1. Description of Business

Recent Developments

6.   Please explain the basis for your statement that the noted water treatment products "have been commercially successful in Israel and Europe."

The Company – Introduction

7.   We note your disclosure that "the Standard 61 testing protocol for leached contaminants from the water treatment product is considered simpler than the ETV certification." Please revise your disclosure to explain who considers the testing protocol simpler and the basis of that conclusion.

8.   Please revise your disclosure to clarify whether you may not receive regulatory approval for the products.

Marketing Strategy-Water Treatment Technology Products

9.   We note your disclosure under the first paragraph under this heading that you have been "securing marketing and distribution agreements." Please revise your disclosure to describe the material terms of the marketing and distribution agreements you have entered into, and please file those agreements with your next amendment or tell us why they are not material contracts. In the alternative, if you have not entered into any marketing or distribution agreements, please revise your disclosure to make this clear.

10.   Please revise your disclosure to clarify whether the information under the headings "Cylinder based MSBS (above ground or underground)" and "Ozochef Systems" are products that you plan to offer.

Competition

11.   We note your disclosure under the second and third paragraph under this heading that you believe that your competitors' products are "less efficient and more expensive than [your] water treatment technology products," and that your proposed products would "have few negative attributes, have innovative and dependable technology, requires little maintenance and are cost-effective. Please substantiate the basis for this belief and any other unsubstantiated beliefs or expectations throughout your registration statement.

Marketing and Sales

12.   We note your statement in the first sentence under this heading regarding your intentions "once certification has been granted by the EPA." Please revise this disclosure to remove any implication that certification by the EPA is inevitable. Please make any similar revisions as needed throughout your disclosure.

13.   Please clarify what you mean by "applications for mobile disaster relief."

Governmental Regulation

14.   Please disclose the costs and timetable for all of these approval processes.

Employees

15.   We note your statement under this heading that you "have no full-time or part-time employees." However, we note that Yoseph Zekri is your Chief Executive Officer and Chief Financial Officer. Please revise your disclosure under this heading to clarify whether Mr. Zekri is an employee.

Item 1A. Risk Factors

Risks Related to Our Company and Our Industry

16.   Please add a risk factor to address, if true, the fact that you do not yet have any license agreements in place and may fail to enter into any license agreements.

Item 2. Management's Discussion and Analysis of Financial Conditions and Plan of Operation

Plan of Operation

17.   Please provide detailed disclosure of your business strategy similar to the disclosure provided in Item 1 under the subheading "Our Business Strategy." Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources

18.   Reference is made to your disclosure that you expect to incur a minimum of $400,000 in expenses during phase I of your business plan. Please reconcile this statement to your disclosure in Item 1 under the subheading "Our Business Strategy" that you will require up to $2,000,000 during the next twelve months.

19.   Reference is made to your disclosures that on September 30, 2012 you had $7,950 in prepaid assets, accounts payable and accrued expenses increased from December 31, 2011 to September 30, 2012 and you are raising money in this offering. You had $4,950 in prepaid assets as of September 30, 2012, accounts payable and accrued expenses decreased from December 31, 2011 to September 30, 2012 and this is not an offering in which you are raising money. Please revise.

Item 3. Description of Property

20.   Please revise this disclosure to explain the conditions under which you have obtained the space rent-free, clarifying, if true, that your CEO provides the space to you rent-free.

Item 4. Security Ownership of Certain Beneficial Owners and Management

21.   Please revise the beneficial ownership table, as necessary, to address the following issues:

- You have outstanding 77,024,299 shares but you disclose that your directors and officers as a group hold 100,010,000 shares.

- You disclose that your directors and officers as a group hold 100,010,000 shares, but your director and officer group appears to consist only of Mr. Zekri, and you disclose that his holdings consist of 21,307,987 shares.

- The table does not appear to reflect the shares issued upon the conversion of your convertible debt, as described in Note 2 to the financial statements for the quarter ended September 30, 2012. Furthermore, in Note 2 you disclose that 7,050,000 shares were issued upon conversion but in other parts of the registration statement you put the number at 5,689,041 shares (see, e.g., your Item 10 disclosure).

- The table does not appear to reflect the 63,983,000 shares issued to your former director and officer, per your Item 10 disclosure.

Item 5. Directors, Executive Officers, Promoters and Control Persons

22.   We note your disclosure regarding the experience of Mr. Zekri since 2010. Please revise your disclosure to expand this discussion to Mr. Zekri's business experience during the past five years and to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Zekri should serve as a director. Please see Item 401(e) of Regulation S-K.

Item 6. Executive Compensation

23.   Please revise your registration statement to provide the disclosure required by Item 407of Regulation S-K, to the extent applicable, as applied to you by Item 6 of Form 10.

Item 7. Certain Relationships and Related Party Transactions and Director Independence

24.   We note your disclosure that "during the two most recent fiscal years and to date, the Company and its officers, directors and related parties were not engaged in any related party transactions involved in amounts exceeding $120,00 [*sic*]." Please revise your disclosure to include any related party transactions exceeding 1% of your average total assets at year-end for the last two completed fiscal years. Please see Item 404(d)(1) of Regulation S-K. In this regard, we note for example your references elsewhere in the registration statement to the issuance of a convertible note to a related party and its subsequent conversion, as well as the arrangement with your CEO for office space.

Item 10. Recent Sales of Unregistered Securities

25.   Please provide all of the information required by Item 701 of Regulation S-K for all of
        the transactions covered by the regulation, and please ensure that all recent sales and
        issuances of unregistered securities are disclosed consistently throughout your
        registration statement.

Item 11. Description of Securities to Be Registered

Provisions Having a Possible Anti-Takeover Affect

26.   We note your disclosure that your articles of incorporation and bylaws "contain certain
        provisions that are intended to enhance the likelihood of continuity and stability in the
        composition of [your] board and in the policies formulated by [your] board and to
        discourage certain types of transactions." Please revise your disclosure to provide a brief
        description of these provisions. Please see Item 202(a) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

27.   We note that the index to the financial statements lists the balance sheet date for the
        interim financial statements as of September 30, 2011. However, the balance sheet itself
        is dated September 30, 2012. Please revise the index to the financial statements
        accordingly.

Audited Consolidated Financial Statements

28.   Please amend to include audited statements of changes in stockholders' deficiency from
        inception through December 31, 2009 and audited statements of operations and cash
        flows from inception through December 31, 2011 or explain in detail why such audited
        financial statements are not required. Refer to ASC 915-215-45, 915-225-45 and 915-
        230-25.

Consolidated Balance Sheets

29.   Please report your cumulative net losses with a descriptive caption such as deficit
        accumulated during the development stage in the shareholders' deficiency section. Refer
        to ASC 915-210-45-1. Please similarly revise your interim balance sheet.

Consolidated Statements of Cash Flows

30.   The net loss and adjustments do not foot to net cash used in operating activities for the
        years ended December 31, 2011 and 2010 of $0. Please revise.

31.   Please explain why the "Increase (decrease) in accounts payable and accrued expenses" adjustment for the year ended December 31, 2011 does not agree to the change in the related consolidated balance sheet line items from December 31, 2010 to December 31, 2011.

32.   Please disclose information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments either in a narrative or summarized in a schedule. Refer to ASC 230-10-50-3. In this regard, we note that your consolidated statement of changes in stockholders' deficiency reports "Stock issued upon conversion of debt."

Notes to Consolidated Financial Statements

33.   In light of the going concern language contained in the audit report, please disclose the principal conditions that raise the question about your ability to continue in existence, the possible effects of such conditions, your evaluation of the significance of those conditions and any mitigating factors and your viable plans to overcome such difficulties. Refer to Section 607.02 of the Financial Reporting Codification.

Significant Accounting Policies

34.   Please remove policy discussions that are not applicable to your financial statements or will not become applicable in the near future. In this regard, we note that you have no property and equipment, long-lived assets, outstanding stock-based awards or convertible preferred stock.

Note 4. Related Party Transactions not Disclosed Elsewhere

35.   Please tell us your consideration of recognizing beneficial conversion features when you issued $50,000 convertible notes in the years ended December 31, 2009 and 2010 as well as the convertible notes issued in the nine months ended September 30, 2012. Refer to ASC 470-20.

Unaudited Interim Financial Statements

36.   Please amend to include statements of operations and cash flows from inception through September 30, 2012 or explain in detail why such financial statements are not required.

Statements of Cash Flows

37.   The net loss and adjustment do not foot to net cash used in operating activities for the nine months ended September 30, 2012 of $36,076. Please revise to reconcile.

38.   Please explain why the "Increase (decrease) in accounts payable and accrued expenses" adjustment for the nine months ended September 30, 2012 does not agree to the change in the related consolidated balance sheet line items from December 31, 2011 to September 30, 2012.

39.   Please explain why no adjustment for prepaid expenses was made in your reconciliation of net loss to net cash used in operating activities for the nine months ended September 30, 2012.

Notes to Unaudited Interim Financial Statements

40.   Please disclose the issuance of convertible notes in the nine months ended September 30, 2012 along with the material terms of the convertible notes.

Item 15. Financial Statements and Exhibits

41.   Please file as an exhibit and include in your exhibit index the plan or other document by which you relinquished your 100% ownership and all rights to Centriforce Technology Corporation and your 50% ownership in Sub Sea Oil Technologies, Inc. on January 30, 2012. Please refer to Item 601(b)(2) of Regulation S-K. If you continue to have subsidiaries, please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K.

42.   It appears that your articles of incorporation as filed as Exhibit 3.1 to the registration statement are incomplete. With your next amendment, please file as an exhibit your articles of incorporation in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director